SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 002-23478

NOTIFICATION OF LATE FILING

(Check One):              ☐     Form 10-K               ☐     Form 20-F               ☐     Form 11-K              ☒     Form 10-Q

     ☐     Form 10-D               ☐     Form N-SA               ☐     Form N-CSR

For Period Ended: June 30, 2007

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:___________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant  TURBOCHEF TECHNOLOGIES, INC.

Former name if applicable  N/A

Address of principal executive office (Street and number) SIX CONCOURSE PARKWAY, SUITE 1900

City, state and zip code ATLANTA, GEORGIA 30328

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed, TurboChef Technologies Inc.’s (the “Company”) management, under the oversight of the Audit Committee of the Board of Directors, and with assistance of outside counsel and forensic accounting experts is conducting a comprehensive review of the Company’s historical stock option grant practices. On June 19, 2007, the Company announced that preliminary findings of the review indicated that some prior financial statements would require restatement to record material non-cash charges for stock-based compensation although it did not expect the restatement to materially affect periods subsequent to December 31, 2005. Because of the ongoing review, the Company was not in a position to file its Annual Report on Form 10-K for the year ended December 31, 2006 or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. The Company does not anticipate that it will be able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, within five calendar days of its due date according to Rule 12b-25. As reported on June 29th, the Company anticipates making these filings on or before August 31, 2007.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dennis J. Stockwell	(678)	987-1700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports.

     ☐     Yes     ☒     No

The Company has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2006 or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     ☒     Yes     ☐     No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TURBOCHEF TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 10, 2007	By /s/ James A. Cochran
James A. Cochran
Senior Vice President and Chief Financial Officer

FORM 12b-25

Part IV, Question 3

The Registrant currently expects to report the following:

For the three months ended June 30, 2007, total revenue was $23.0 million compared with $10.5 million in the comparable period in 2006. As a percentage of total revenue, cost of product sales for the three months ended June 30, 2007 was 60.7% as compared with 69.3% for the comparable period in 2006. For the six months ended June 30, 2007, total revenue was $41.3 million compared with $20.0 million for the comparable period in 2006. As a percentage of total revenue, cost of product sales for the six months ended June 30, 2007 was 61.7% and as compared with 69.4% for the comparable period in 2006. The increase in sales is the result of increased volume. The improvement in gross margins is the result of higher sales volumes, improved margins on service agreements and the positive benefits of the sales mix in the quarter.

For the three months ended June 30, 2007, selling, general and administrative expenses were $13.2 million compared with $6.6 million in the comparable period in 2006.  For the six months ended June 30, 2007, selling, general and administrative expenses were $22.6 million compared with $12.7 million for the comparable period in 2006.  Selling, general and administrative expenses for the three and six months ended June 30, 2007 were impacted by the higher sales volume, costs attributable to the on-going review of the Company’s stock option grants and practices for the period from 1997 to the present and investment spending relating to launch of the Company’s residential oven products. For the three months ended June 30, 2007, total costs for the options inquiry approximated $3.2 million and the marketing/advertising spend was $2.2 million. For the six months ended June 30, 2007, total costs for the options inquiry approximated $4.1 million and the marketing/advertising spend was $3.5 million.

The Company expects to report a net loss of $6.5 million or $0.22 per share for the three months ended June 30, 2007 as compared with a net loss of $5.0 million or $0.17 per share for the comparable period in 2006. The Company expects to report a net loss of $11.4 million or $0.39 per share for the six months ended June 30, 2007 as compared with a net loss of $9.9 million or $0.35 per share for the comparable period in 2006.